American Housing Income Trust, Inc.

34225 N. 27th Drive, Bldg. 5, Suite 238

Phoenix, AZ 85085

August 23, 2016

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Folake Ayoola, Senior Attorney Office of Real Estate and Commodities
Re:	American Housing Income Trust, Inc. Withdrawal of Registration Statement on Form S-1 Filed on October 16, 2015 File No. 333-207465

Ladies and Gentlemen:

On behalf of American Housing Income Trust, Inc. (“AHIT”), a Maryland corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-207465), as initially filed with the Securities and Exchange Commission (“Commission”) on October 16, 2015 (“Registration Statement”) be withdrawn effective immediately. We are requesting a withdrawal of the Registration Statement on Form S-1 because the Company proceeded to amend its Registration Statement on Form S-11 (File No. 333-208287), which became effective on June 23, 2016 and prior to its earlier Form S-1 being withdrawn.

Neither the Company nor the Selling Shareholders sold any shares under the registration statement on Form S-1.  The Company ceased further efforts for effectiveness of its Form S-1 in light of the Commission’s comment on November 17, 2015 stating, “Please file your next amendment on Form S-11 as required by General Instruction A to Form S-11.”  The Company proceeded to file its amended registration statement on Form S-11 on December 1, 2015.  In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with its Form S-1 be credited towards the subsequent filing of the registration statement on Form S-11.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter, including further order stating such that all fees paid to the Commission in connection with the filing of the S-1 be credited for application to the current S-11. Please provide a copy of the Order to Anthony Paesano at Paesano Akkashian Apkarian, PC, via email at apaesano@paalawfirm.com or via facsimile at (248) 792-6885.

Should you have any questions regarding this request for withdrawal, please contact Anthony Paesano at Paesano Akkashian Apkarian, PC by telephone at (248) 792-6886. Thank you.

American Housing Income Trust, Inc.

   /s/ Jeff Howard

By: Jeff Howard

Its: President and CEO

cc: Anthony R. Paesano

Paesano Akkashian Apkarian, PC

7457 Franklin Road, Suite 200

Bloomfield Hills, MI 48301

O: (248) 792-6886

F: (248) 792-6885

apaesano@paalawfirm.com

-2-